Exhibit 5.1

Loren P. Hansen

A PROFESSIONAL CORPORATION

attorney at law

1301 DOVE STREET, SUITE 370

    telephone:  NEWPORT BEACH, CALIFORNIA  92660  Cell phone:

(949) 851-6125lphansen@lphansenlaw.com(949) 275-1145

January 10, 2019

RBB Bancorp

1055 Wilshire Blvd., 12th Floor

Los Angeles, California 90017

Re:          Securities Being Registered under Registration Statement on Form S-4

Ladies and Gentlemen:

We have acted as special counsel to you in connection with your filing of a Registration Statement on Form S-4 (the “Registration Statement”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”), relating to the registration of the offer by RBB Bancorp, a California corporation (the “Company”) to exchange up to $55,000,0000 million aggregate principal amount of its 6.180 % Fixed to Floating Rate Subordinated Notes due 2018 (the “Exchange Securities”) for its existing 6.180 % Fixed to Floating Rate Subordinated Notes due 2018 (the “Securities”).  The Exchange Securities are to be issued in accordance with the provisions of the Indenture (the “Indenture”), dated as of November 29, 2018, among the Company and UMB Bank, National Association (the “Trustee”) as contemplated by the Registration Rights Agreement, dated as of November 29, 2018, among the Company and the purchasers of the Securities (the “Registration Rights Agreement”).

In connection with this opinion, we have examined the originals, or photostatic or certified copies, of the Merger Agreement, the Registration Statement, board resolutions, such other records of the Company and certificates of officers of the Company and of public officials and such other documents as we have deemed relevant and necessary as the basis for the opinions set forth below. In our examination, we have assumed the genuineness of all signatures, the legal capacity and competency of all natural persons, the authenticity of all documents submitted to us as originals and the conformity to original documents of all documents submitted to us as copies.

Based on the foregoing, and subject to the additional qualifications set forth below, we are of the opinion that when the Exchange Securities (in the form examined by us) are duly executed by the Company, authenticated by the Trustee in accordance with the Indenture and issued and delivered upon consummation of the exchange offer (as described in the Registration Statement) against receipt of Securities surrendered in exchange therefor in accordance with the terms of such exchange offer, the Registration Rights Agreement, the Registration Statement and the Indenture, the Exchange Securities will be valid and binding obligations of the Company, enforceable against the Company in accordance with their terms.

The foregoing opinion is limited to the Federal laws of the United States and the laws of the State of California as in effect on the date of this letter, and we are expressing no opinion as to the effect of the laws of any other jurisdiction or as of any later date.

The opinions expressed above are subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium or other similar laws of general application affecting the rights and remedies of creditors and to general principles of equity.  We express no opinion as to the validity, binding effect or enforceability of any provision in the Exchange Securities or the Indenture to the extent it violates any applicable statute of limitations or relates to the choice of forum for resolving disputes.

We hereby consent to the inclusion of this opinion as Exhibit 5.1 to the Registration Statement and to the references to our firm under the caption “Legal Matters” in the Registration Statement.  In giving our consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations thereunder.

Very truly yours,

/s/ Loren P. Hansen, APC

Loren P. Hansen, APC